December 29, 2016
Securities and Exchange Commission
100 F Street, N.E. Washington, D.C. 20549-7561
Dear Sirs/Madams:
We have read sub-item 77k dated December 29, 2016,
and have the following comments:
1.	We agree with the statements made in the
first, third, fourth, fifth, and seventh paragraph.

2.	We have no basis on which to agree or
disagree with the statements made in the second and sixth paragraphs.
Yours Truly,
DELOITTE & TOUCHE LLP